RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

29th May, 2009

[redacted]

09046487

SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have sent a letter dated May 29, 2009 to the stock exchanges in India accompanied with Postal Ballot Notice dated May 28, 2009.

We enclose herewith a copy of the said letter accompanied with Postal Ballot Notice for your information and record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl. As above.

Fde. File No 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

May 29, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Postal Ballot Notice**

The Members of the Company have already passed a resolution enabling the Board of Directors of the Company to raise resources through issue of Securities in the International Markets. In continuation thereof, the Company is now seeking approval of its Members through postal ballot to pass an enabling resolution authorising the Board to also issue securities to qualified institutional buyers in terms of applicable SEBI rules and regulations, and accordingly, in terms of sub-clause (b) of Clause 31 of the Listing Agreement, we forward herewith six copies of the Postal Ballot Notice being despatched to the Members of the Company pursuant to Section 192A of the Companies Act, 1956 for your information and record.

Thanking you.
Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: as above

Regd. File No 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Registered Office:
H Block, 1st Floor, Dhirubhai Ambani
Knowledge City,
Navi Mumbai 400 710

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, to transact the following special business by the Members of Reliance Communications Limited by passing the resolution through Postal Ballot:

Special Business

1. **Issue of equity shares to the Qualified Institutional Buyers**

To consider and, if thought fit, to pass with or without modification(s) the following Resolution as a **Special Resolution**:

"(a) RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and Articles of Association of the Company, the Listing Agreements entered into with the Stock Exchanges and subject to the provisions of Chapter XIII-A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines"), the provisions of the Foreign Exchange Management Act, 1999 and the Foreign Exchange Management (Transfer or issue of security by a Person Resident Outside India) Regulations, 2000, applicable rules, regulations, guidelines or laws and/or any approval, consent, permission or sanction of the Central Government, Reserve Bank of India and any other appropriate authorities, institutions or bodies (hereinafter collectively referred to as the "appropriate authorities"), and subject to such conditions as may be prescribed by any one of them while granting any such approval, consent, permission, and / or sanction (hereinafter referred to as the "requisite approvals"), which may be agreed to by the Board of Directors of the Company (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution), the Board be and is hereby authorised to issue, offer and allot equity shares/ fully convertible debentures/ partly convertible debentures / non convertible debentures with warrants/ any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment (collectively referred to as "QIP Securities"), to the Qualified Institutional Buyers (QIBs) as per the SEBI DIP Guidelines, on the basis of placement document(s), at such time or times in one or more tranche or tranches, at par or at such price or prices, and on such terms and conditions and in such manner as the Board may, in its absolute discretion determine, in consultation with the Lead Managers, Advisors or other intermediaries, provided however that the issue of securities as above shall not result in increase of the issued and subscribed equity share capital of the Company by more than 25% of the then issued and subscribed equity shares of the Company.

(b) RESOLVED FURTHER THAT the relevant date for the determination of applicable price for the issue of the QIP Securities shall be the date on which the Board of the Company decide to open the proposed issue, or the date on which the holder of the securities which are convertible into or exchangeable with equity shares at a later date becomes entitled to apply for the said shares, as the case may be ("Relevant Date").

(c) RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document.

(d) RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed of by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in accordance with the provisions of law.

(e) RESOLVED FURTHER THAT the issue to the holders of the securities with equity shares underlying such securities shall be inter alia, subject to suitable adjustment in the number of shares, the price and the time period, etc. in the event of any change in the equity capital structure of the Company consequent upon any merger, amalgamation, takeover or any other re-organisation or restructuring in the Company.

(f) RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing and institution / trustees / agents and similar agreements / and to remunerate the managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit.

(g) RESOLVED FURTHER THAT for the purpose aforesaid, the Board be and is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilisation of the issue proceeds including but without limitation to the creation of such mortgage / charge under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise or in the borrowing of loans as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

(h) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or the Chairman or any other Officers / Authorised Representatives of the Company to give effect to the aforesaid resolution."

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

By Order of the Board
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Mumbai, May 28, 2009

Notes:

1. The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 setting out material facts is annexed hereto.
2. The Board of Directors has appointed Shri Anil Lohia, Chartered Accountant as the Scrutinizer to conduct the voting through postal ballot, in a fair and transparent manner and to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.
3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the said Postal Ballot Form (no other form or photocopy of the Postal Ballot Form is permitted) duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer **on or before July 1, 2009** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of the scrutiny and the results of postal ballot will be announced on or after July 1, 2009, at the Registered Office of the Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710.
4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturday between 11.00 a.m. and 1.00 p.m., up to July 1, 2009.

Explanatory Statement as required under Section 173(2) and 192A(2) of the Companies Act, 1956.

Item No. 1

The Company is planning to participate in the upcoming 3G and Wi-Max auction and would like to bid for nationwide 3G and Wi-Max spectrum allocation. Implementation of 3G will act as a key differentiator to attract high-end customers to the newly launched nationwide GSM operations of the Company. The Company has planned a suite of high end applications such as video telephony which are expected to be highly attractive to high-end 3G and Wi-Max customers. Also, India is a low broadband penetration market with high growth potential. 3G data card services will be able to bridge the supply gap currently limited due to low fixed-line penetration in the country. This exercise will be high capital intensive project.

The Company, also, in order to enhance its global competitiveness, and the ability to compete with the peer group in domestic and international markets, needs to strengthen its financial position by augmenting long term resources.

The proposed special resolution seeks the enabling authorisation of the Members of the Company to the Board of Directors (Board), without the need of any further approval from the Members, to undertake the Qualified Institutional Placement ("QIP") with the Qualified Institutional Buyers ("QIB"), in accordance with the provisions of Chapter XIII-A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines").

Pursuant to the above, the Board may, in one or more tranches, issue and allot equity shares/ fully convertible debentures/ partly convertible debentures / non convertible debentures with warrants/ any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment (collectively referred to as "QIP Securities").

The said QIP by the Board shall be subject to the provisions of the SEBI DIP Guidelines (as amended from time to time) including the pricing, which will not be less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchanges during the two weeks preceding the Relevant Date. The Relevant Date for the determination of applicable price for the issue of the QIP Securities shall be the date of the meeting in which the Board of the Company decide to open the proposed issue or in case of securities which are convertible into or exchangeable with equity shares at a later date, the date on which the holder of such securities becomes entitled to apply for the said shares, as the case may be. For reasons aforesaid, an enabling resolution is therefore proposed to be passed to give adequate flexibility and discretion to the Board to finalise the terms of the issue. The securities issued pursuant to the offering would be listed on the Indian stock exchanges.

The proposed issue of Securities as above may be made in one or more tranches such that the Securities to be issued shall not result in increasing the then issued and subscribed equity shares of the Company by more than 25 % of the then issued and subscribed equity shares of the Company.

The Securities issued under QIP issue pursuant to offer may, if necessary, may be secured by way of mortgage / hypothecation on the Company's assets as may be finalised by the Board of Directors in consultation with the Security Holders / Trustees in favour of Security Holders / Trustees for the holders of the said securities. As the documents to be executed between the security holders / trustees for the holders of the said securities and the Company may contain the power to take over the management of the Company in certain events, enabling approval is also sought under Section 293 (1) (a) of the Companies Act, 1956.

Section 81(1A) of the Companies Act, 1956 and Listing Agreement entered with the Stock Exchanges, provide, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid-up on those shares as of that date unless the Members decide otherwise. The Special Resolution seeks the consent and authorization of the Members to the Board of Directors to make the proposed issue of Securities, in consultation with the Lead Managers, Legal Advisors and other intermediaries and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of

equity shares on conversion as may be required to be issued in accordance with the terms of the issue, keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines.

The Board of Directors accordingly recommends the resolution set out at Item No. 1 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution, except to the extent of their shareholding.

By Order of the Board
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

Mumbai, May 28, 2009

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Registered Office:
H Block, 1st Floor, Dhirubhai Ambani
Knowledge City,
Navi Mumbai 400 710

POSTAL BALLOT FORM

Serial No.

1. Name and registered address of the sole / first named Member (IN BLOCK LETTERS)	
2. Name(s) of the joint Member(s), if any (IN BLOCK LETTERS)	
3. Registered Folio Number/ DP ID No. and Client ID No. *	
4. Number of shares held	

(*Applicable to investors holding shares in dematerialised form)

I/ We hereby exercise my/ our vote in respect of the Resolution(s) to be passed through Postal Ballot for the Special Business stated in the Notice of the Company by sending my / our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of shares	Nature of voting	Please tick(✓) in the appropriate box
1	Special Resolution under Section 81(1A) of the Companies Act, 1956, for Issue of equity shares to the Qualified Institutional Buyers under Guidelines for Qualified Institutional Placement prescribed under Chapter XIII-A of SEBI (Disclosure and Investor Protection) Guidelines, 2000		I/We assent to the resolution	
			I/We dissent to the resolution	

Place:

Date :

(Signature of the Member)

Note: Please read the instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A Member desirous of exercising his/her vote by Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, any envelope containing postal ballot, if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/ dissent in this Postal Ballot Form. The assent or dissent received in any other form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on July 1, 2009. All Postal Ballot Forms received after this date will be strictly treated as if reply from such Member has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution / Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the Member on the date of dispatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage prepaid envelope in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

12. There will be one Postal Ballot Form for every Registered Folio/ Client ID, irrespective of the number of joint holders.